

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 3, 2011

VIA U.S. MAIL
Sean Graber, Esq.
The Penn Mutual Life Insurance Company
600 Dresher Road
Horsham, PA 19044

Re: Penn Mutual Variable Annuity Account III
        Initial Registration Statement on Form N-4
        File Nos. 333-177543 and 811-3457

Dear Mr. Graber:

    The staff has reviewed the above-referenced registration statement that the Commission received on October 27, 2011. The filing received a full review. Based on this review, we have the following comments on the filing:

1. General

    a. Please note that we will not accelerate the filing until all bracketed numbers are finalized in a pre-effective amendment filed on EDGAR.

    b. Please confirm that the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifiers associated with the contract.

    c. Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

    d. Please note that we will need time to review the examples in Appendix B prior to accelerating the filing.

2. Cover Page - The Basic Contract

    a. Please disclose the amount of the guaranteed minimum interest rate (i.e. the range of 1%-3%) that will be offered on the fixed account.

b. Please state here, as you do on page 22, that "[t]he Contract will be terminated if the Minimum Initial Purchase Payment is not satisfied in the first Contract Year, and all Purchase Payments made to date will be returned to you. "

c. Please state here, as you do on page 41, that you will terminate the contract if: (1) a withdrawal, including that due to deduction of fees, brings the contract value to zero (unless the Guaranteed Lifetime Withdrawal Benefit with Guaranteed Growth Rider is in effect); (2) a withdrawal results in the contract value's being less than the Minimum Remaining Balance; or (3) a withdrawal results in less than $250 remaining in each Subaccount or Fixed Interest Option. Please also disclose herein that you reserve the right to terminate the contract if there is no financial activity during the last two Contract Years, and the Contract Value is less than $1,000.

3. Contract Owner Transaction Expenses - Transfer Fee, page 13

Please replace the word "None" with "$20" in the table. The fee tables should reflect the maximum possible charges under the contract.

4. Annual Fund Operating Expenses, page 14

It would appear that the maximum and minimum fees are 2.21% and .37%, respectively. Please revise or advise.

5. Annual Fund Operating Expense Detail, page 15

Please explain supplementally why the individual fund fees disclosed in the table are different from those on the Pennant Select prospectus, File No. 333-62811.

6. Examples of Fees and Expenses, pages 16-17

a. Please show the examples assuming the maximum charges for the optional benefits (#s 2 and 4) prior to showing the other examples. Also, please clarify which optional benefits are reflected in examples #s 1-4, and confirm that the examples reflect the most expensive way to purchase the contract.

b. Please confirm, if true, that with respect to the Purchase Payment Enhancement Option examples, the credit enhancements/bonus payments are not included in the examples and the figures do not reflect any additional fee attributable to the bonus amounts.

7. Base Contract Options, page 18

Please make sure that the cross-reference to the Fee Table section at the bottom of page 18 is correct in the final version of the filing.

8. <u>Can I Keep My Purchase Payment Enhancements?</u>, page 27

    Please disclose whether you have relief to recapture the bonus in the situations sited, including the order number, or explain why such relief is not necessary.

9. <u>Investment Options</u>, page 32

    You state in the first paragraph that a "prospectus for each of these funds accompanies this prospectus," and in the last paragraph that "[y]ou may obtain copies of the prospectuses … by writing to The Penn Mutual Life Insurance Company, Customer Service Group — C3R, Philadelphia, PA 19172. Or, you may call, toll free, 800-523-0659." Please reconcile.

10. <u>Fixed Interest Options</u>, page 34

    a. Please bold the 3rd paragraph of the section.

    b. Please disclose the length (or range of lengths) of an Interest Period.

11. <u>Fixed Dollar Cost Averaging Options</u>, page 34

    Please move the disclosure in the 2nd and 3rd sentence of the second paragraph - "These options are part of the Company's general account which is subject to the claims of the Company's creditors. The Company's insurance obligations and guarantees under the Contract are paid in part out of the general account and, therefore, Contract Owners should consider the Company's financial statements and claims paying ability for the payment of such obligations and guarantees" - to a more prominent location in the prospectus.

12. <u>Withdrawals Treated as Surrenders</u>, page 41

    With respect to your statement that the "Company will notify the Contract Owner 60 days prior to taking any action", please specify how many times and by what means the Company will do so.

13. <u>Transfer Limits</u>, page 48

    For purposes of the Transfer Limits, please clarify what is considered a transfer (<u>e.g.</u>, on a given day, if a contract owner moves money from Funds A & B to Funds X, Y & Z, how many transfers has occurred?).

14. <u>Market Timing/Excessive Trading</u>, pages 49-50

    Please include language regarding the sharing of contract owner information with the portfolios pursuant to rule 22c-2, as well as the possible imposition of redemption fees by the portfolios.

15. Death of the Contract Owner, page 52

    We are unable to locate the note which corresponds to the (*) in the second sentence. Please advise or revise.

16. 72(q)/(t) Considerations, pages 87-88

    Please briefly explain what the IRC sections sited concern here and on page 48.

17. Guaranteed Minimum Accumulation Benefit - Benefit Overview, page 98

    Please reiterate that the Benefit Period is 10 Years.

18. Effect of Additional Purchase Payments, page 100

    Please clarify that subsequent Purchase Payments received after the first Contract Year of the Benefit Period may increase the Guaranteed Minimum Benefit Base if a step-up occurs.

19. Part C - Exhibits

    Except as otherwise permitted by Rule 483 under the Securities Act of 1933, please file copies of the executed rather than "form of" agreements

20. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products